UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
May 6, 2009
Commission File Number 1-15200
StatoilHydro ASA
(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on May 6, 2009, entitled "StatoilHydro: IFRS accounting effects from change in functional currency”.

StatoilHydro: IFRS accounting effects from change in functional currency

StatoilHydro (OSE:STL; NYSE:STO) changed the company structure as per 1 January 2009. The parent company, StatoilHydro ASA, and two subsidiaries, consequently changed their functional currencies to USD from the same date. The accounts for these companies are therefore now recorded in USD, while the presentation currency for the Group remains NOK. The changes in functional currencies have no cash impact.

The companies changing functional currency will no longer have currency exchange effects, deriving from USD denominated monetary assets and liabilities, related to the "Net financial items". Conversely, monetary assets and liabilities, denominated in other currencies than USD, may now generate such currency effects.
The changes have previously been announced in the Annual Report on Form 20-F for 2008 and the fourth quarter 2008 report.

According to IFRS, "Income tax" must be calculated based on the relevant tax currencies. For StatoilHydro ASA the tax currency remains NOK. As a consequence, currency fluctuations could now generate significant differences between the reported "Income before tax" (USD based) and the actual basis for calculation of "Income tax" (NOK based). The reported income tax rate in the Group accounts, calculated from "Income before tax", is thus expected to be more volatile going forward, while the nominal "Income tax" is unaffected. The currency effects reported in the "Net financial items" are expected to be less volatile due to these changes.

Without the changes in functional currency, the "Net financial items" for the Group would have been approximately NOK 10 billion higher in the first quarter 2009. The income tax related to this difference will be, however, booked to the Group accounts in the same period based on an average tax rate of approximately 25%.

For the first quarter 2009 the reported currency loss in the "Net financial items" for the Group is expected to be NOK 1.5 billion.

Contact persons:

Press and media:
Ola Morten Aanestad +47 2297 2288 / +47 480 80 212 (cell)

Investor Relations:
Lars Troen Sørensen +47 5199 7790 / +47 906 49 144 (cell)

Investor Relations in the US:
Geir Bjørnstad +1 203 978 6950 / +1 203 570 5757 (cell)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: May 6, 2009	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer